ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-185398

March 4, 2014

Access Midstream Partners, L.P.

ACMP Finance Corp.

$750,000,000 4.875 % Senior Notes due 2024

Pricing Term Sheet

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated March 4, 2014 relating to these securities. Certain terms reflected in such preliminary prospectus are superseded by the information provided below.

Issuers:	Access Midstream Partners, L.P. ACMP Finance Corp.

Guarantors:	All existing subsidiaries (other than Cardinal Gas Services, L.L.C., Jackalope Gas Gathering Services, L.L.C. and ACMP Finance Corp.) and certain future subsidiaries

Security Description:	4.875% Senior Notes due 2024

Distribution:	SEC Registered

Issue Ratings:*	Moody’s Ba2; Standard & Poor’s BB

Principal Amount:	$750,000,000**

Maturity:	March 15, 2024

Coupon:	4.875%

Public Offering Price:	100.000%, plus accrued and unpaid interest from March 7, 2014

Net Proceeds Before Expenses:	$742,500,000

Yield to Maturity:	4.875%

Interest Payment Dates:	March 15 and September 15

Commencing:	September 15, 2014

Equity Clawback	35% before March 15, 2017 at 104.875%

Optional Redemption:	Callable, on or after the following dates, and at the following prices:
	Date	Price
	March 15, 2019	102.438%
	March 15, 2020	101.625%
	March 15, 2021	100.813%
	March 15, 2022 and thereafter	100.000%

Make-Whole:	50 bps prior to March 15, 2019

Change of Control:	Investor put at 101% of principal plus accrued interest

CUSIP:	00434N AB1

ISIN:	US00434NAB10

Minimum Allocations:	$2,000

Increments:	$1,000

Trade Date:	March 4, 2014

Settlement Date:	March 7, 2014 (T + 3)

Joint Book Runners:	Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Mitsubishi UFJ Securities (USA), Inc.
RBC Capital Markets, LLC

Senior Co-Managers:	Barclays Capital Inc.
BBVA Securities Inc.
Credit Agricole Securities (USA) Inc.
DNB Markets, Inc.
Morgan Stanley & Co. LLC
RBS Securities Inc.
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Capital One Securities, Inc.
Comerica Securities, Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC
UBS Securities LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Additional changes to the preliminary prospectus supplement

The aggregate principal amount of notes to be issued in the offering increased from $600.0 million to $750.0 million. The net proceeds received from the increased amount of $750.0 million will be used to repay borrowings outstanding under our revolving credit facility, including amounts incurred to fund the purchase price of and certain expenses relating to the MidCon Acquisition (once incurred), and for general partnership purposes, including funding working capital, the Partnership’s capital expenditure program and acquisitions

Use of Proceeds

We expect to receive net proceeds of approximately $742.3 million from the sale of the notes after deducting underwriting discounts and estimated offering expenses.

Capitalization

The “As Adjusted” column is amended to show (in thousands), Cash and cash equivalents of $416,029, Total debt of $3,660,164 and Total capitalization of $8,012,954.

The issuers have filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at (800) 326-5897, Citigroup Global Capital Markets Inc. toll-free at (800) 831-9146, Goldman, Sachs & Co. toll-free at (866) 471-2526, J.P. Morgan Securities LLC toll-free at (866) 803-9204, Mitsubishi UFJ Securities (USA), Inc. toll-free at (877) 649-6848 or RBC Capital Markets, LLC toll-free at (866) 375-6829.